David A. Westenberg

September 11, 2007	+1 617 526 6626 (t)
+1 617 526 5000 (f)
david.westenberg@wilmerhale.com

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Kristin Lochhead

Re:	Cynosure, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 12, 2007

Form 10-Q for the quarterly period ended June 30, 2007

Form 8-K dated August 7, 2007

File No. 000-51623

Ladies and Gentlemen:

On behalf of Cynosure, Inc. (the “Company”), this letter is in response to the letter dated August 28, 2007 from Brian Cascio, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Timothy W. Baker, the Company’s Chief Financial Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

Form 10-Q for the quarterly period ended June 30, 2007

Consolidated Financial Statements

Note 12. Income Taxes, page 9

1. We note that as the result of an IRS audit, the company discovered in May 2007 that it erroneously claimed an intercompany bad-debt deduction from its German subsidiary of approx. $1.7 million on its 2003 tax return. You state that the company assessed the materiality of the error under SAB 99 and 108 and determined that it was not material using both the roll-over method and iron curtain method. The error was corrected in the second quarter of 2007 by increasing the provision for income taxes by 702,000 for the tax liability and related interest. It appears that the impact of this adjustment to the financial results for the quarter ended

U.S. Securities and Exchange Commission

September 11, 2007

June 30, 2007 is significant. Please provide us with your materiality analysis under SAB 99 and SAB 108 and tell us why you believe that a restatement of prior year financial statements is not necessary.

Response:	The Company confirms to the Staff that, in May 2007, at the time it discovered the erroneous intercompany bad-debt deduction, the Company performed analyses under Staff Accounting Bulletin Nos. 99 and 108 and determined that the error was not material using both the roll-over method and iron curtain method and as a result, restatement of prior year financial statements is not necessary. In performing this analysis, the Company concluded that the error was not material to its financial statements for the years ended December 31, 2004, 2005 and 2006. At the time, based on the guidance in paragraph 29 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting, the Company also concluded that providing for the error correction in the quarter ending June 30, 2007 would not be material to its estimated income and trend in earnings for the full fiscal year ending December 31, 2007.

In performing these analyses, the Company consulted with Ernst & Young LLP, its independent registered public accounting firm, including its national office, and Ernst & Young LLP concurred with the Company’s conclusion.

As requested, attached for the Staff’s review is the contemporaneous materiality assessment under Staff Accounting Bulletin Nos. 99 and 108 prepared by the Company in May 2007.

Form 8-K dated August 7, 2007

Consolidated Statements of Income

2. It appears as though the presentation of the non-GAAP data for Non-GAAP Income from Operations, Non-GAAP income before income taxes, Non-GAAP provision for income taxes, Non-GAAP net income, and non-GAAP diluted net income per share is not reconciled to the most comparable GAAP measure. Instead, these items are presented in the form of an income statement. These formats may be confusing to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

U.S. Securities and Exchange Commission

September 11, 2007

•

To eliminate investor confusion, please remove the presentation in the form of an income statement and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations. Please apply in future filings.

Response:	The Company acknowledges the Staff’s comment. In future filings, the Company will revise its presentation of non-GAAP financial measures in response to this comment and in compliance with paragraph (e) of Item 10 of Regulation S-K.

* * * * *

U.S. Securities and Exchange Commission

September 11, 2007

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Corey DuFresne or Jason Kropp of this firm at (617) 526-6039 and (617) 526-6421, respectively.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

Attachment

cc:	Timothy W. Baker, Cynosure, Inc.
Michael G. Donovan, Ernst & Young LLP
Corey C. Dufresne, Esq., WilmerHale
Jason L. Kropp, Esq., WilmerHale

DATE:	May 22, 2007

TO:	The Files

FROM:	Jonathan Wilcox, Director of Finance; Tim Baker, Chief Financial Officer

SUBJECT:	Materiality Assessment of Financial Statement Error related to 2003 Income Tax Deduction

Purpose

The purpose of this memo is to:

1.	Document the facts underlying an error in Cynosure, Inc.’s 2003 U.S. Federal income tax return.

2.	Document the quantitative and qualitative effects on Cynosure’s consolidated financial statements and related disclosures during years ended December 31, 2003, 2004, 2006 and 2007 (estimated).

3.	Document’s Cynosure’s assessment regarding materiality of the error and the corrective actions which will be taken to remedy this error.

Company Background

Cynosure is a manufacturer of aesthetic lasers for use by various aestheticians (plastic surgeons, dermatologists, family practitioners, general practitioners, medical and aesthetic spas, etc.) to perform various procedures to remove hair, treat vascular lesions, rejuvenate skin and remove unwanted fat. Demand for aesthetic treatments has grown rapidly over the past five years. Cynosure was incorporated in 1991, however, in September 2003, Cynosure recruited a new management team that implemented a comprehensive reorganization to capture this increase in demand. In December 2005, Cynosure completed its initial public offering raising $64.0 million in net proceeds through the issuance of 4,750,000 shares.

New markets are emerging due to development of new applications, industry sales growth is high and operating margins are accelerating. Currently, the aesthetic laser industry is considered to be in the rapid accelerating phase of its industry life cycle, in part due to the existence of a limited number of competitors each having accelerating sales growth and operating margin expansion.

In our opinion, readers of Cynosure’s financial statements use the following financial metrics to gauge company performance (in order of importance):

1.	Revenue growth – measured historically (quarter over quarter) and sequentially

2.	Gross margin expansion – measured sequentially

3.	Operating income as a % of revenue – pro forma to exclude stock-based compensation and any other non-recurring items

4.	E.P.S. – pro forma to exclude stock-based compensation and their related income-tax effects.

5.	Cash flow from operations.

To assist readers in reconciling pro forma EPS to GAAP EPS, Cynosure provides a reconciliation in connection with each earnings release.

The primary drivers of these financial metrics which financial statement readers are concerned with are:

•	Salesforce expansion;

•	Pace of technological improvements and related introduction of products which allow for safe and effective aesthetic treatment procedures;

•	Distributor expansion internationally.

Facts underlying the Identification of the Error

Since 2002, Cynosure has utilized Ernst & Young as preparer for its U.S. federal and state income tax returns. Currently, Cynosure, Inc. (Cynosure US) is being audited by the Internal Revenue Service (IRS) for 2004 and is utilizing the tax services of Ernst & Young to assist with this audit. While addressing an informal question posed by an IRS auditor in February 2007, Ernst & Young discovered an error in Cynosure US’s 2003 Federal income tax return in May 2007, subsequent to the filing of Cynosure’s first-quarter 2007 Form 10-Q.

In Cynosure’s 2003 financial statements, Cynosure US recorded an “other” expense of $1,780,000 related to a write-off of accounts receivable due to Cynosure US from Cynosure GmbH (Cynosure Germany). This $1,780,000 was eliminated in consolidation for financial reporting purposes.

In Cynosure’s 2003 Federal income tax return, Cynosure US unintentionally and erroneously claimed this “other expense” of $1,780,000 as a deduction for income tax purposes when Cynosure should not have as it was never Cynosure’s intention to do so under advice from Ernst & Young as tax preparers. In Cynosure Germany’s 2003 income tax return, Cynosure Germany did not record income for $1,780,000.

Subsequent to issuance of the 2003 financial statements and the filing of the 2003 tax return, Cynosure determined this write-off was not correct due to the fact that the process for the debt forgiveness was not executed in accordance with German law, rendering the transaction invalid. Therefore, Cynosure re-established the accounts receivable on the books of Cynosure US and the payable on the books of Cynosure Germany. The re-establishment resulted in a restatement of Cynosure’s 2003 financial statements as a result of foreign currency remeasurement gains associated with these intercompany accounts receivable / payable. Cynosure did not amend its 2003 federal tax return as neither Cynosure nor Ernst & Young believed at the time of financial statement reissuance a deduction was taken on the 2003 tax return.

In Cynosure US’s 2004 U.S. Federal income tax return, Cynosure US re-established these accounts receivable on the income tax return. However, Cynosure erroneously and unintentionally believed this receivable was never claimed as a deduction in 2003 and, as such, the off-setting entry for tax purposes was credited to retained earnings.

In May 2007, Ernst & Young notified Cynosure of the error of initially deducting the $1,780,000 on the 2003 tax return and Cynosure has concluded this is an error which has financial statement implications which must be assessed.

Assessment of Materiality of the Error

The SEC states that a matter is considered ‘material’ if there is a substantial likelihood that a reasonable person would consider it important. To gauge importance, issuers should consider the quantitative and qualitative impacts of the error on the financial statements. The following documents Cynosure’s consideration of these impacts in accordance with the SEC Staff Accounting Bulletin (SAB) No. 99 and SAB No. 108.

Quantitative Assessment of Error

In 2003, there is no financial statement impact of this error as Cynosure’s net operating loss as of December 31, 2003 of $3,170,323 had a 100% valuation allowance. The impact would be limited to disclosure-only by modification of the NOL amount for future use.

Cynosure must assess the quantitative impact of the error on Cynosure’s income statements using both the roll-over method and iron-curtain method as discussed in SAB 108. See Exhibit A for calculation of the error and Exhibit B for the effect of the error, including interest, by year under the roll-over method and iron-curtain method.

Roll-Over Method

For 2004 and 2005, the impact of this error on our income statement using the roll-over method would be to increase our provision for income taxes in $339,000 in 2004 and $318,000 in 2005. Interest in 2006 and 2007 would be $30,000 and $15,000, which Cynosure deems as clearly quantitatively immaterial. This adjustment would have the following effect on reported net income and earnings per share:

	Year Ending December 31,
	2005	2004
	(in thousands, except for earnings per share)
Net income, as reported	$4,160	$5,296
Adjustment - $	(319)	(339)
Adjustment - % of net income	-8%	-6%
Net income, as adjusted	$3,841	$4,957
Basic EPS, as reported	$0.64	$0.93
Basic EPS, as adjusted	$0.59	$0.87
Diluted EPS, as reported	$0.54	$0.92
Diluted EPS, as adjusted	$0.50	$0.86

Iron-Curtain Method

For 2004, 2005 and 2006, the impact of this error on our income statement using the iron-curtain method would be to increase our provision for income taxes in $339,000 in 2004, $657,000 in 2005 and $687,000 in 2006. This adjustment would have the following effect on reported net income and earnings per share:

	Year Ending December 31,
	2006	2005	2004
	(in thousands, except for earnings per share)
Net income, as reported	$(650)	$4,160	$5,296
Adjustment - $	(687)	(658)	(339)
Adjustment - % of net income	106%	-16%	-6%
Net income, as adjusted	$(1,337)	$3,502	$4,957
Basic EPS, as reported	$(0.10)	$0.64	$0.93
Basic EPS, as adjusted	$(0.20)	$0.54	$0.87
Diluted EPS, as reported	$(0.08)	$0.54	$0.92
Diluted EPS, as adjusted	$(0.17)	$0.45	$0.86

The impact of this error on our balance sheet would be to increase our accrued expenses by $339,000 as of December 31, 2004, $657,000 as of December 31, 2005 and $687,000 as of December 31, 2006. This adjustment would have the following effect on reported current liabilities, working capital and our current ratio:

	As of December 31,
	2006	2005	2004
	(in thousands, except for earnings per share)
Current Liabilities, as reported	$22,197	$15,724	$12,593
Adjustment - $	687	657	339
Adjustment - % of current liabilities	3%	4%	3%
Current Liabilities, as adjusted	$22,884	$16,381	$12,932
Current Assets	$102,657	$94,951	$23,271
Working Capital, unadjusted	$80,460	$79,227	$10,678
Working Capital, adjusted	$79,773	$78,570	$10,339
Current Ratio, unadjusted	4.62	6.04	1.85
Current Ratio, adjusted	4.49	5.80	1.80

Based on the calculations above, Cynosure believes the error would not have a material effect on the income statement for 2004, 2005 and 2006 using either method. We believe the effect on Cynosure’s balance sheet to be small based upon the above calculations. The adjustments would have no effect on reported cash flows from operating, investing or financing activities for any period previously reported.

Qualitative Assessment of Error

SAB 99 discusses several considerations that may well render material a quantitatively small misstatement of a financial statement. Cynosure believes these considerations are a good starting point only in considering whether a misstatement of a financial statement can be rendered immaterial. As such, see below for considerations and applicability:

Consideration	Cynosure Applicability
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;	The misstatement arises from an erroneous tax deduction claimed, which is an item capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends;	As discussed previously, the most important trends in our business are revenue growth rates and operating income. The misstatement affects our provision for income taxes only and, as such, does not mask any changes in these trends. Additionally, the adjustment does not effect any trends in net income increases over time as illustrated in Exhibit C. As illustrated in Exhibit C using the roll-over method, excluding non-recurring items ($3.0 million gain from sale of investment in 2004 and a $10.0 million royalty settlement in 2006 and related tax effects), net income trends are consistent on an unadjusted basis as compared to a hypothetically “adjusted” basis.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;	Cynosure became public in December 2005 and, as such, there were no analyst expectations in 2004. Analysts first set consensus expectations in Q4’05. Analyst expectations were based on pro-forma earnings per. In calculating pro-forma earnings per share for Q4’05, Cynosure and analysts excluded a $1.4 million benefit in income taxes related to the release of valuation allowances on timing items in the United States. As such, the misstatement does not hide a failure to meet analysts consensus expectations as adjusting for the misstatement would result in Cynosure adjusting the $1.4 million benefit excluded for pro-forma purposes.

Whether the misstatement changes a loss into income or vice versa;	2004 and 2005 both result in net income, excluding and including any adjustment.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;	As the adjustment solely relates to Cynosure’s provision for income taxes, this is not applicable.

Whether the misstatement affects the registrant’s compliance with regulatory requirements;	Outside of SEC regulatory requirements, the only regulatory requirements we are subject to are product related (FDA, CSA, etc.) which this misstatement does not affect.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;	Cynosure does not have any loan covenants or contractual requirements this would affect.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;	For the calculation of our CEO’s bonus, Cynosure uses an effective tax rate of 34%. Cynosure’s actual consolidated effective tax-rates for 2004 and 2005 were 5% and 2%. As such, there is no effect of increasing management’s compensation.

Whether the misstatement involves concealment of an unlawful transaction.	Cynosure unintentionally and erroneously claimed this deduction and, once notified of this error, is immediately taking steps to remedy in our financial statements and tax returns.

In addition to these considerations, Cynosure believes the financial statements for 2004, 2005 and 2006 can be considered to be reliable notwithstanding this error for the following reasons:

1.	The misstatement is not representative of the core business of Cynosure. In our estimation, the primary financial metrics used by readers to gauge the financial performance of Cynosure and which are representative of the core business of Cynosure are revenue growth, gross margin and operating margin improvement. As this error only affects our provision for income taxes, these metrics and the underlying drivers of these metrics would remain unaffected.

2.	The underlying cause of the misstatement (an oversight) is not indicative of management practices underlying the assumptions used in the preparation of our financial statements. The error was committed by both management and our tax return preparer, was unintentional and, once notified by our tax return preparers, Cynosure management is taking immediate steps to rectify.

3.	Correcting the misstatement would only affect our effective tax rate, a financial metric considered unimportant by financial statement readers, which for 2004 and 2005 is not indicative of Cynosure’s future expected effective tax rate. In 2004, Cynosure recorded a benefit associated with the receipt of $515,000 from an IRS carryback claim from 1997 and 1998. As of December 31, 2004, Cynosure provided a 100% valuation allowance on all deferred tax assets. In 2005, Cynosure released $1.4 million of this valuation allowance associated with timing items in the United States. As a result of the accounting for these items, Cynosure’s effective tax rate was 5% in 2004 and 2% in 2005. These effective tax rates are not indicative of Cynosure’s future expected tax-rate and, as such, adjusting this tax rate to account for this misstatement is not useful for gauging Cynosure’s capacity to generate future cash flows.

4.	The misstatement does not have a large effect on the income statement, has no effect on cash flows for any period presented and has a minimal effect on our balance sheet. As seen in the quantitative analysis, the error would change our current ratio by less than 4% for any period presented. As such, the financial position of Cynosure would only be minimally affected.

Conclusion on Materiality of Error and Corrective Next Steps

Even though the error has a quantitative effect on reported net income in 2004, 2005 and 2006, we believe a reasonable person would not consider an unintentional and erroneous tax deduction from 2003 as important as the misstatement is not considered to be a part of Cynosure’s core business, the misstatement does not effect any changes in trends in any financial metrics and is not indicative of management practices underlying the assumptions used in the preparations of our financial statements. As such, Cynosure believes the historical financial statements as reported can be relied upon.

However, SAB 108 requires the error not only to be immaterial to historical financial statements but also immaterial in the year the error is rectified. As such, see the following calculation of the effect on correcting the error on our forecasted Q2 and fiscal year 2007 net income:

	2007
	Q1	Q2	Q3	Q4	FY
	Actual	Forecasted	Forecasted	Forecasted	Forecasted
Net income	2,118	2,960	3,240	6,050	14,368
Adjustment		702			702
Adj. as % of net income		23.72%			4.89%

Given that correction of the error would reduce our net income by only 4.89% and it will not change any effect on the trend of earnings, Cynosure concludes the effect would be immaterial for 2007. Cynosure will correct the error in accordance with APB No. 28, Interim Financial Reporting. According to paragraph 29 of APB No. 28:

In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Cynosure will record the full provision of $702,000 during the second quarter of 2007 as a component of provision for income taxes and will disclose accordingly in the Form 10-Q during the second quarter of 2007. Additionally, Cynosure will reassess materiality of the correction of error on full-year 2007 net income on a quarterly basis to insure estimated net income in the above analysis approximates actual.